UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Sanction of Cayman Islands Scheme

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that, on November 7, 2014, the Grand Court of the Cayman Islands sanctioned the Cayman Islands schemes of arrangement of our company and our subsidiary, LDK Silicon & Chemical Technology Co., Ltd., each as previously approved by scheme creditors at their class meetings held on October 16, 2014.

Attached hereto as Exhibit 99.1 is our press release issued on November 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: November 10, 2014

Exhibit 99.1

LDK Solar Announces Sanction of Cayman Islands Scheme

GEORGE TOWN, Cayman Islands, and SUNNYVALE, California — November 10, 2014 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced today that, on November 7, 2014, the Grand Court of the Cayman Islands sanctioned the Cayman Islands schemes of arrangement of LDK Solar and its subsidiary, LDK Silicon & Chemical Technology Co., Ltd., each as previously approved by scheme creditors at their class meetings held on October 16, 2014.

“We are very pleased that the Grand Court of Cayman Islands has sanctioned our Cayman Islands schemes of arrangement, and this represents a significant step in our offshore restructuring,” stated Xingxue Tong, Interim Chairman, President and CEO of LDK Solar. “We now focus on also obtaining sanction from the High Court of Hong Kong with respect to our Hong Kong schemes of arrangement, together with the recognition of our LDK Solar Cayman scheme of arrangement and approval of the terms of our pre-packaged plan of reorganization from the U.S. Bankruptcy Court. We look forward to the completion of our restructuring transactions as may eventually be approved through these judicial processes. While we are mindful of difficulties ahead, we remain committed to rebuilding LDK Solar and repositioning ourselves in the PV marketplace to grow our business,” concluded Mr. Tong.

The U.S. Bankruptcy Court will hold a hearing on November 21, 2014 to consider confirmation of the prepackaged plan of reorganization and recognition of the Cayman Island scheme of arrangement of LDK Solar.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands

LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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